October 29, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BLOOMIOS, INC.
Registration Statement on Form S-1 Filed July 14, 2021
File No. 333-257890

Ladies and Gentlemen:

On behalf of our client, Bloomios, Inc. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated October 1,2021 with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

The Company has filed Amendment No.2 to the Registration Statement which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. For ease of reference, each of the Staff’s comments are set forth below followed by the applicable response.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 22

1.

We note your added disclosure at page 6 that your hemp products include edibles and beverages. Please expand your risk factor disclosure at page 22 to clarify that while your hemp-derived CBD products are not intended to fall within and do not fall within the purview of the FDA, certain public statements by the FDA interpret the Federal Food, Drug, and Cosmetic Act (FDCA) as prohibiting the sale of food products that contain CBD; and that the FDCA prohibits the introduction or delivery for introduction into interstate commerce of any food that contains an approved drug or a drug for which substantial clinical investigations have been instituted and made public, unless a statutory exemption applies, and that none of the statutory exceptions has been met for CBD. In addition, expand your disclosure to discuss the 2018 Farm Bill, address any risks or effects, including state regulations related to the sampling and testing for THC and the disposal of non-compliant product, and the shared state-federal jurisdiction over hemp cultivation and production.

Response: The Company has added a number of additional disclosures to address the Staff’s comment.

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Financial Statements for the Year Ended December 31, 2020

Notes to the Consolidated Financial Statements, page F-7

2.

We reissue prior comment 6 as it does not appear that adequate revised disclosure has been provided. Expand your disclosure here and in appropriate sections throughout the filing to more clearly describe how you accounted for the acquisition of CBD Brand Partners LLC. Your revised disclosure should also explain the basis of your financial statement presentation.

Response: The Company has added a disclosure explaining the basis of its financial statement presentation in the Notes to the Consolidated Financial Statement on page F-7 and the appropriate sections throughout the filing.

General

3.	We note your response to prior comment 9 and reissue it in part. Please revise your prospectus cover page, Determination of Offering Price, and Plan of Distribution

sections to clearly disclose that your shares will be sold at a fixed price of $2.00 per share until such time as your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Please also revise your prospectus cover page to clarify that your shares are currently quoted on the OTC Pink Market.

Please note that unless there is an established trading market for your securities, shares resold by stockholders in a public offering must be sold at a fixed price until such time as a market is established. Please revise accordingly.

Response: The Company has added disclosures to address the Staff’s comment regarding the fixed price.

The Company is aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct your comments, if any, or questions concerning this filing to the undersigned at (805)-222-6330 or mhill@bloomios.com

Respectfully Submitted,

/s/ Michael Hill

Michael Hill, CEO

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